Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion to this Registration Statement on Prospectus Supplement of Treasure Global Inc and its subsidiaries (collectively the “Company”) of our report dated September 30, 2024 included in this Company’s annual report on Form 10-K, relating to the audit of the consolidated balance sheets of the Company as of June 30, 2024 and 2023, and the related consolidated statement of operations and comprehensive loss, changes in stockholders’ deficiency, and cash flows in each of the year for the two years period ended June 30, 2024 and the related notes included herein.

We also consent to the reference of WWC, P.C. as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
November 18, 2024	Certified Public Accountants
PCAOB ID: 1171